April 7, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Kathleen Collins

Accounting Branch Chief

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Synaptics Incorporated

Form 10-K for the Fiscal Year Ended June 25, 2016

Filed August 26, 2016

Form 10-Q for the Quarterly Period Ended December 24, 2016

Filed January 31, 2017

File No. 000-49602

Dear Ms. Collins:

Synaptics Incorporated (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 29, 2017, relating to the aforementioned Form 10-K and Form 10-Q. For reference purposes, the text of your letter dated March 29, 2017, has been reproduced herein (in bold), with the Company’s response below each numbered comment. Unless the context otherwise requires, references to “Synaptics,” “our,” “us,” or “we” mean Synaptics Incorporated on a consolidated basis with its wholly owned subsidiaries.

Form 10-K for the Fiscal Year Ended June 25, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 40

1.	Please refer to our prior comment 1 and address the following:

•	Revise your proposed disclosures to explain in greater detail how the tax transaction described in your response impacts your effective tax rate. For example, discuss how much of the impact from the transfer of platforms in 2015 was nonrecurring and provide quantification of the impact to the extent possible;

•	Revise your proposed disclosures to remove the reference to ARB 51 and provide a brief discussion of the requirements that were not met; and

Response: Our effective tax rate is largely attributable to the tax rates in the foreign jurisdictions in which our pre-tax profit is recognized for income tax purposes. As seen in the reconciliation of our provision at the U.S. federal statutory rate to the actual provision for income taxes for each fiscal year in the three year period ended with fiscal 2016, the foreign tax differential has had a significant downward impact on the reconciliation, although somewhat muted in fiscal 2015. While the impact of tax in foreign jurisdictions does have the most significant impact on our effective tax rate, the lower tax rate in fiscal 2016 was also driven by the permanent extension of the federal research tax credit and our ongoing tax planning. The following is a pro forma example from our Form 10-K for the fiscal

Synaptics Incorporated ● 1251 McKay ● San Jose, CA 95131 USA

Ph: 408.904.1100 ● Fax: 408.904.1110

www.synaptics.com

year ended June 25, 2016 of the type of such additional disclosure we would expect to provide in future filings where applicable:

Provision for Income Taxes

Our effective tax rate is largely attributable to the tax rates in the foreign jurisdictions in which our pre-tax profit is recognized for income tax purposes. As seen in the reconciliation of our provision at the U.S. federal statutory rate to the actual provision for income taxes for each fiscal year in the three-year period ended with fiscal 2016, the foreign tax differential has had a significant downward impact on the reconciliation, although somewhat muted in fiscal 2015. While the impact of tax in foreign jurisdictions does have the most significant impact on our effective tax rate, the lower tax rate in fiscal 2016 was also driven by the permanent extension of the federal research tax credit and our ongoing tax planning.

In fiscal 2015, as part of the integration of technology acquired in connection with our acquisition of RSP, the Company entered into an intercompany transaction whereby the Company cross-licensed intellectual property rights among its foreign subsidiaries resulting in a lump-sum payment between members. Because the intercompany transaction was merely a licensing of rights and not the sale of an asset, current accounting guidance requires the tax impact to be recognized in the year of the transaction rather than over the economic life of the asset. As a result, the Company incurred an incremental tax expense of approximately $11 million during our fiscal 2015. While the immediate impact of this arrangement was a reduction of foreign tax differential benefit in fiscal 2015, the long-term impact was to drive future pre-tax profits into lower tax rate tax jurisdictions within our tax operating structure. If we acquire other technologies or intellectual property in future periods, we anticipate the Company will enter into intercompany transactions to cross-license those technologies or intellectual property that may result in incremental tax expense.

The provision for income taxes differs from the federal statutory rate for fiscal 2016, 2015, and 2014 as follows (in millions):

	2016	2015	2014
Provision at U.S. federal statutory rate	$26.6	$56.1	$26.1
Qualified stock options	5.1	2.7	0.9
Business credits	(10.3)	(4.7)	(2.8)
Foreign tax differential	(22.4)	(4.3)	(19.6)
Non-deductible portion of contingent consideration	0.9	(4.7)	21.2
Change in valuation allowance	(1.4)	(0.5)	(0.3)
Nondeductible amortization	4.4	2.7	0.9
Other differences	0.5	2.5	1.4

Provision for income taxes	$3.4	$49.8	$27.8

•	You indicate that the transaction moved income from one foreign jurisdiction to another. Please identify the taxing jurisdictions involved and their respective statutory rates.

Response: The tax jurisdictions involved are Japan and Hong Kong and the statutory tax rates are 35.7% and 16.5%, respectively.

Form 10-Q for Quarterly Period Ended December 31, 2016

Gross Margin, page 22

2.	Please refer to our prior comment 3. Please confirm that you intend to provide the more specific information regarding your expectations that TDDI and fingerprint products will return to the corporate average in your future filings. Also, if in the future your product lines do not deliver gross margins in-line with corporate averages, please confirm that you will address the differences in product group gross margins within management’s discussion and analysis.

Response: We acknowledge the Staff’s comment and confirm that in future filings we will provide specific information regarding the Company’s expectation that TDDI and fingerprint products will return to corporate average. As a pro forma example of such disclosure, we would expect to include, as applicable, a statement similar to the following at the end of the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Gross Margin” contained on page 22 of our Quarterly Report on Form 10-Q for the Quarterly Period ended December 24, 2016:

“While gross margin as a percentage of net revenue for the three and six months ended December 31, 2016 was negatively impacted by the lower margins on TDDI products in those periods, we expect that future generations of TDDI products will be manufactured at lower costs and will deliver gross margins more in-line with corporate averages. Similarly, while the ramp of new fingerprint products negatively impacted our gross margin during these periods, once ramped up, we expect gross margins on these new fingerprint products will also fall in-line with our corporate averages.”

In addition, the Company confirms that if, in the future, one or more of our product lines do not deliver gross margins in-line with corporate averages, the Company will address the impact of material product group gross margin differences on our results of operations with qualitative disclosure analyzing the reasons underlying such differences in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for such future periods, if applicable.

If you have any questions regarding our responses, please feel free to contact me by telephone at (408) 904-2741 or by facsimile at (408) 904-2742.

Very truly yours,

Synaptics Incorporated

By:	/s/ John McFarland
John McFarland
Senior Vice President, General Counsel, and Secretary

cc:	David Edgar, SEC

Rebekah Lindsey, SEC

Micheal Reagan, Jones Day

Stuart Ogg, Jones Day